Exhibit 99.1

Sales Representative Agreement

ENERGY ALLIANCE TECHNOLOGY COMPANY

PLEASE READ YOUR AGREEMENT CAREFULLY

This Agreement is a legal contract between your company and EATC. This Agreement contains

•	Main Agreement
•	Representative Commission Structure (Exhibit 1)

13400 Riverside Drive ● Suite 205 ● Sherman Oaks, CA 91423 ● Office: 818-377-9012 ● Fax: 818-377-9016

SALES REPRESENTATIVE AGREEMENT

THIS AGREEMENT is entered into this 14th day of June, 2017 by and between Energy Alliance Technology Company, a Utah Corporation (EATC) whose address is 13400 Riverside Drive, #205, Sherman Oaks, CA 91423, hereinafter referred to as "Company", and Fortuneswell Corporation whose address is 11 Vista Hermosa Drive, Simi Valley, California 93065, hereinafter referred to as “Sales Representative” and jointly as the Parties

WHEREAS, the Company is engaged in the manufacturer, marketing and sale of patented fuel supplements (Products) intended for use in the multifaceted fuels industry and wishes to have its products offered for sale in the United States as well as in designated global markets

And

Sales Representative desires to accept engagement by the Company as a Sales Representative under the terms and conditions of this Agreement

NOW, THEREFORE, in consideration of the mutual covenants, herein, the Parties agree as follows:

1.	Appointment

1.1.          The Company hereby appoints Sales Representative as an authorized representative to sell and promote Products provided by Company to the multifaceted fuels industry within the Territories.

1.2.          The Sales Representative shall devote such time, energy and skill on a regular and consistent basis as is necessary to sell and promote the sale of Company's Products during the term of this Agreement.

2.	Territory.

The Territory means, the specified geographic region or regions as well as the markets identified as the United States, Mexico and Canada which may be mutually modified from time to time.

3.	Product Sales

3.1.          The Products for which Sales Representative shall act as Sales Representative are all EATC fuel supplements as identified in Exhibit 1 as well as any new Product offerings that shall be developed and released to the Sales Representative.

3.2.          Sales Representative agrees to review all fuel supplement applications with the Company prior to initiating sales representations to ensure that the supplement selection is appropriate for the intended fuel application and the Company approves in advance of the proposed solicitation.

3.3.          With the assistance of the Company, the Sales Representative shall develop a one (1) year Business Plan for the promotion and sale of the Products based on the Territory and market segments identified in Exhibit #1 by the Sales Representative. Each year thereafter the Company and the Sales Representative shall formulate a new annual Business Plan.

3.4.          The annual Business Plan review shall commence sixty (60) days prior to its anniversary date with the new plan submitted to the Company 30 days prior to commencement of the new Business Plan year.

4.	Orders.

4.1.          Prior to the acceptance of an order from a customer, the Sales Representative shall secure and submit to the Company a completed Credit Application and shall secure from the Company a disposition regarding the credit worthiness of the potential customer or the issuance of purchasing and payment terms that will be accepted by the Company.

4.2.          Orders for the Products received by Sales Representative shall be immediately forwarded to the Company. Each order solicited by Sales Representative is subject to acceptance by the Company.  Company may reject orders for reasonable and actual business reasons, in whole or in part, including without limitation, lack of availability of inventory or supplies or limited capacity of Company, or credit worthiness of the customer submitting the order through the Sales Representative accompanied by the required information.

4.3.          After acceptance of an order by the Company, the Company shall issue to the customer through the Sales Representative its Sales Order with the terms and conditions that shall govern the sale of the Products sold.

4.4.          Subject to compliance with the Company’s credit requirements, payment on orders will be due and payable in full in thirty (30) days from the invoice date. Sales Representative’s customer shall pay a monthly service charge of 1.5% per month for any past due amounts. For account balances that are past due, the Company may change the customer’s credit terms and/or require C.O.D. payment or request a Payment Guarantee prior to authorizing any additional shipments. The Representative’s customer shall become entitled a Prompt Payment Discount of 1% for all invoices wherein payment shall be received by the Company ten (10) days from the date of the invoice provided that there are no outstanding account balances at the time of said payment beyond the standard payment terms as established between the Sales Representative’s customer and the Company.

5.	Warranties.

Sales Representative shall not make any representations as to warranties to any customer or potential customer other than the warranty published by Company in its sales literature or Sales Order from time to time.

6.	Sales Representative's Duties.

6.1.          Sales Representative shall use its best efforts to sell and promote the sale of the Products within the Territory and to develop a volume of business for the Products in the Territory.

6.2.          Sales Representative shall contact and solicit prospective purchasers of the Products in the Territory, make demonstrations to promote sales and promptly respond to inquiries for the purchase of the Products.

6.3.          Sales Representative shall devote such time as may be necessary for the purpose of soliciting or promoting and maintaining “after sale” relationships and responsibilities for the sale of the Products.

6.4.          Sales Representative shall maintain a sales office in the Territory which shall meet the standards agreed upon for the Territory and market segments to be served by the Sales Representative.

6.4.          The Sales Representative shall have the primary responsibility for the collection of funds owed to the company for purchase of the Products.

6.5.          The Sales Representative assumes full responsibility for all costs and expenses which it incurs in carrying out its obligations under this Agreement including but not limited to all rentals, salaries, commissions, advertising, demonstrations, travel and accommodation expenses without the right to reimbursement for any portion thereof from the Company

6.6.          The Sales Representative covenants to (1) conduct its business in a manner that at all times reflects favorably on the Products and the good name, goodwill and reputation of the Company, (2) avoid deceptive, misleading or unethical practices that are or might be detrimental to the Company, its brands or the Products, (3) make no false or misleading or deceptive advertising material with regard to the Company, its brands or Products (4) not publish or employ, or cooperate in the publications or deployment of any misleading or deceptive advertising material with regard to the Company, its brands or Products and (5) make no representations, warranties or guarantees to customers or to the trade with respect to the specification, features or capabilities of the Products that are inconsistent with the literature distributed by the Company.

7.	Company's Duties.

7.1.          The Company shall establish the price, charges and terms and conditions of sale of the Products;

7.2.          The Company shall furnish the Sales Representative with current price lists, terms, quantity discounts and freight charges and credit applications for its use with potential customers.

7.3.          Prepare and provide its customary literature and samples concerning the Products to the Sales Representative or its customers as the Sales Representative may from time to time request.

7.4.          During the term of the Agreement, the Sale Representative may use the trademarks, trade names, logos and designations used or owned by the Company in the fulfillment of its duties under this Agreement.

7.5.          When the Sales Representative cannot collect payments due to the Company, the company shall work with the Sales Representative and pursue to the extent reasonable collections from customer for said orders delivered as a result of sales made by Sales Representative.

8.	Commissions.

8.1.          Company shall pay to Sales Representative a commission on the sale of the Products solicited by Sales Representative in the Territory of fifteen percent (15%) of the "net sales price". The "net sales price" shall mean the invoiced price of the Product sold less all returns, discounts, and freight charges.

8.2.          Sales Representative's commission shall be earned when the customer has paid Company for the Products sold. The commission shall be paid no later than the 10th of the month following the receipt and confirmed deposit of the funds into the Company’s bank account.

8.3.          Payments shall be made in the form of a company check unless other forms of payment such as direct deposit are agreed upon by and between the Company and Sales Representative in advance as a regular form of reimbursement.

8.4.          If overbilling results from mistakes in quantities or sales price or if any Product is returned by a customer, a proportionate amount of the commission previously earned by and paid to Sales Representative with respect to the sale of such Product shall be deducted from future commissions earned by Sales Representative.

9.	Relationship of Parties.

Sales Representative's relationship to Company in the performance of this Agreement is that of an independent contractor. The personnel performing services shall at all times be under Sales Representative's exclusive control and direction and shall be employees of Sales Representative and not employees of Company. Sales Representative shall not have the authority to bind Company in any manner.

10.	Force Majeure

The Company shall not be liable for any loss, injury, delay, damage, or other casualty suffered or incurred by the Sales Representative and its customer as a result of any strike, riot, storm, fire, explosion, act of God, war, government action, or other cause that is beyond the Company’s control (herein defined as Force Majeure), and any failure or delay in performance of any of its obligations under this Agreement because of one or more of the foregoing causes shall not be considered a breach of this Agreement. If the performance of any of the material obligations of this Agreement are suspended because of one or more of the foregoing causes for one hundred and twenty (120) consecutive days and such suspension shall have a material adverse effect on the Sales Representative and its customer, either party may give notice requesting consultation concerning such suspension. If the parties hereto fail to resolve such problem by mutually satisfactory written agreement within ninety (90) days after the aforesaid notice, either party hereto shall have the right to terminate this Agreement, effective immediately upon notice to the other party.  It is expressly understood and agreed by the parties that in the event of such termination, the party electing to terminate this Agreement will incur no liability to the other for any default in the performance of this Agreement arising from exercise of such right to terminate.

11.	Termination

11.1.          This Agreement shall commence on the signing of this Agreement and continue for a period of three (3) years thereafter unless terminated earlier as provided herein. After the initial term, the Agreement shall stay in effect until such a time as either party, at its sole discretion, voluntarily terminate this Agreement by providing a ninety (90) day notice. This Agreement can be terminated by such notice without cause.

11.2.          The Company may terminate this Agreement for cause by written notice to the Sales Representative no less than ten (10) days prior to the effective date in the event that (1) the Sales Representative fails to work to secure its customer payments that are due to the Company which have an unresolved aging of more than one hundred twenty (120) days, (2) the Sales Representative violates without remedy any other material provision of this Agreement, (3) control of the Sales Representative’s business or business interests associated with this Agreement are acquired, directly or indirectly, by a third party, or the Sales Representative is merged with a third party. (4) Upon giving its notice, the Company may alter it terms of sale, including credit terms, and take such other action as may be consistent with the termination of the Sales Representative as an authorized agent of the Company. All unfilled orders at the time and date of such Notice of Termination shall be filled by the Company provided that the Sales Representative can provide reasonable evidence that the Company will be paid in full all then unpaid invoices as well as the fulfillment of said orders. In the absence of any such assurance, the unfilled orders shall be deemed canceled and the Sales Representative waives all claims against the Company in connection with said cancellation

12.3 Upon termination of this Agreement, how so ever occasions, (1) all rights granted by the Company to the Sales Representative shall immediately be relinquished by the Sales Representative, (2) the Sales Representative shall immediately cease the use of and thereafter refrain from using on signs, stationery, advertising and any other promotional materials any of the Company’s trademarks, trade names, designations owned or used by the Company thereafter take no action that would make it appear to the public that the Sales Representative is still servicing and supplying Products.  (3) All amounts payable by the Sales Representative’s customers to the Company shall survive termination and become immediately due and payable

12.4.          The termination of this Agreement, how so ever occasioned, shall be without prejudice to any rights or obligation which shall have accrued prior to such termination and shall not destroy or diminish the binding force of effect of any of the provisions of this Agreement which are expressly or by implication provided to come into force upon or continue in force after such termination.

12.5.          The Company shall not be liable to the Sales Representative for any compensation, loss or damage arising from the termination of this Agreement.

12.6.          The company shall pay to the Sales Representative commissions on all Product orders submitted up to the date of termination in accordance with the terms and conditions outlined in Paragraph 8 of this Agreement.

12.	Governing Law.

The parties agree that this Agreement shall be governed by the laws of the State of California.

13.	Entire Contract.

This Agreement contains the entire understanding of the parties and supersedes all previous verbal and written agreements, representation or warranties. Should any provision of this Agreement be held unenforceable by a court of law, the remaining portions thereof shall remain in full force and effect. Any changes to this Agreement must be in writing signed by all parties.

14.	Disputes.

All disputes relating to this agreement shall be settled by arbitration in accordance with the commercial rules of JAMS. Any arbitration shall be held in Los Angeles, California at a Los Angeles County office of JAMS.

15.	U.S. Laws and Regulations.

15.1.          Sales Representative acknowledges that Company has informed it that United States law and related regulations may under certain circumstances forbid the re-export of Products (or associated technical data) sold or transferred to customers. Sales Representative agrees that it will make every reasonable effort to comply with such regulations, including providing customer information required by Company to comply with United States and local country laws and regulations.

15.2.          Sales Representative acknowledges that Company has informed it that United States law forbids the making of gifts or payments to government employees or political parties to induce such employees or parties to misuse positions of influence in order to obtain or retain business. Sales Representative agrees that it will not engage in such conduct, nor permit others under its control to make such gifts or payments.

16.	Limitation of Liability.

Neither Company nor Sales Representative shall be liable to the other, or to the other’s customers, for any special, indirect, or consequential damages, including but not limited to loss of profits, loss of business opportunities, or loss of business investment.

17.	Indemnification.

17.1.          Sales Representative agrees to defend, indemnify and hold Company harmless from any costs, claims, damages, losses, liabilities or expenses (including reasonable attorney's fees) asserted by any third party resulting from Sales Representative’s breach of the Agreement, any inaccurate or unauthorized representation or warranty made by Sales Representative, or failure to conform to local laws and regulations.

17.2.          Company agrees to defend, indemnify and hold Sales Representative harmless from any costs, claims, damages, losses, liabilities or expenses (including reasonable attorney's fees) asserted by any third party or customer, resulting from Company’s breach of the Agreement, any inaccurate or unauthorized representation or warranty made by Company, failure to conform to local laws and regulations, failure of the Product to perform as promised, breach of warranty, Product defects, and damages, injuries or death resulting to any person, entity or property related in any  way to, or arising out of, the use of the Product.

18.	Counterparts.

This Agreement may be executed by the parties in any number of counterparts, each of which shall be deemed to be an original and all of which, collectively, shall be deemed to be one and the same instrument. Facsimile and electronic signatures, and copies of signatures, shall be treated as original signatures for all purposes. If any portion of this Agreement is determined to be unenforceable by a court of competent jurisdiction, the remaining portions of this Agreement shall be unimpaired by such determination and shall continue in full force and effect.              Each signatory represents that they have been duly authorized to execute this Agreement.

19.	Severability

If any provision of the Agreement is held invalid by a court of competent jurisdiction, such invalidity shall not affect the remaining provision of this Agreement. This Agreement shall not be amended except by written agreement agreed by both Parties.

20.	Entire Agreement

This Agreement shall be binding upon and shall inure to the benefit of each party hereto and its respective successors and assign and this Agreement constitutes the entire Agreement between the parties hereto and the subject matter hereof and supersedes any and all prior agreements whether oral or written.

20.	Amendments and Assignment

No amendment to or assignment of this Agreement shall be effective unless in writing and signed by the authorized representatives of both Parties.

ENERGY ALLIANCE TECHNOLOGY COMPANY	SALES REPRESENTATIVE

/s/ D. Harry Hibler	/s/ J. Daniel Thatcher
Signature	Signature

D. Harry Hibler	J. Daniel Thatcher
Name	Name

Director	President – Fortuneswell Corporation
Title	Title

June 14, 2017	June 14, 2017
Date	Date

EXHIBIT #1
SALES COMMISION STRUCTURE

	Low Sulfur Diesel		High Sulfur Diesel
Sale Classification	Pricing	Commission	Pricing	Commission
Retail	16 oz. = $13.50/Ea.	15%	16 oz. = $13.50/Ea.	15%
Retail	$108/Ga.	15%	$108/Ga.	15%
Wholesale	$86.40/Ga.	15%	$86.40/Ga.	15%
Bulk	$75/Ga.	15%	$75/Ga.	15%
Refiner	Call for Quotation	15%	Call for Quotation	15%

As a part of this Agreement, your company will develop in concert with EATC an annual Business Plan for the marketing and sale of EATC fuel supplements in your selected Territory. Below is a list of fuel   market segments that EATC has identified that will benefit from the use of these Bio-T supplements.
Please carefully review the chart below and indicate with a check mark the identified markets which will become the focus of your company’s plan. Return this page with the signed agreement or the signature page.

Classification	Status	Selection
Diesel Commercial Trucks	A	X
Diesel Off-Road	A	X
Bio-Fuels	A	X
Bunker C Fuel	A	X
Diesel Railroad	A	X
Military Diesel	A	X
Farm Diesel	A	X
Industrial Diesel	A	X
Heating Oil	A	X
Aviation Jet Fuel	NR
Aviation Gasoline	NR
Two-Stroke Oil	NR
Petroleum Coke	NR
Gasoline	NR
Coal Power Generation	NR

A = Available for Field Trials and Sale
NR = Currently Not Released for Field Trials and Sale subject to final formulation and testing.

/s/ T. Daniel Thatcher	Fortuneswell Corporation
Signature	Company Name

June 14, 2017
Date